UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	08 January 2026 - "Evolution of operating model"

99.1

Haleon announces evolution of its operating model to drive growth and agility

08 January 2026: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) has today announced that it is evolving its operating model in support of its Win as One strategy to drive its growth, productivity and culture agenda, as set out at its Capital Markets Day in May 2025. These changes are expected to be implemented by mid-2026.

Chief Growth Officer
Haleon has today created a new Chief Growth Officer (CGO) role. This role will include broad responsibility across Haleon's existing Category, Marketing and Strategy functions, as well as a new global Commercial Excellence team. The CGO will lead Haleon's growth and innovation agenda in partnership with Haleon's new Operating Units (as below) and the existing R&D and Supply Chain functions, to better leverage Haleon's global footprint and capitalise on the strength and breadth of its brand portfolio, in support of the ambitions set out in May 2025.

Operating Units
Haleon is creating six Operating Units (OUs) to enable the Company to capitalise on the significant growth opportunities in its key markets, with each OU responsible for delivering business performance through the execution of Haleon's category strategies.

The current EMEA & LatAm region will be separated into three constituent OUs: Latin America (LatAm), Middle East and Africa (MEA) and Europe. Recognising the strength of Haleon's business in India Subcontinent (ISC) and the opportunities for growth, ISC will become its own OU, separate from Asia Pacific. Haleon's North America OU remains unchanged.

Global Functions
Haleon's global functions remain responsible for setting functional priorities in support of delivering its Win as One strategy and for driving a consistent approach globally, making the right strategic choices to benefit the end-to-end organisation. Haleon has appointed a new Chief Transformation Officer (CTO), who will be responsible for coordinating and driving the significant transformation across Haleon's business processes, operating model, and technology changes.

The CGO and CTO, along with the President of each OU, will be part of Haleon's Executive Committee and will report directly to Chief Executive Officer, Brian McNamara. Biographies for Haleon's full Executive Team, including all newly appointed members, can be found at www.haleon.com/who-we-are/leadership.

Brian McNamara, Chief Executive Officer of Haleon commented: "In May 2025, we introduced our Win as One strategy, which is how we will unlock Haleon's full potential, as we transform into a world-class consumer company. The changes we're making to our operating model are an important part of us delivering against our strategy to drive growth and will result in a simpler and more agile and efficient organisation."

Haleon will share more detail as part of its Preliminary Full Year Results scheduled for 25 February 2026 and will consult with employee representatives as appropriate.

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: January 08, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary